Exhibit 4.52
DATED 6 SEPTEMBER 2009
CHINA UNICOM (HONG KONG) LIMITED
AND
TELEFÓNICA S.A.

STRATEGIC ALLIANCE AGREEMENT

THIS AGREEMENT is made on 6 September 2009
BETWEEN:
(1)	CHINA UNICOM (HONG KONG) LIMITED, a company incorporated in Hong Kong and having its registered office at 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong (“China Unicom”); and

(2)	TELEFÓNICA S.A., a company incorporated in Spain and having its registered office at Gran Via 28, Madrid (Spain) (“Telefónica”).
WHEREAS:
(A)	China Unicom is a leading company in the global telecommunications providing full service telecommunications services in the People’s Republic of China and is listed on the New York Stock Exchange and the Hong Kong Stock Exchange. Through its Affiliates, China Unicom is engaged in GSM and WCDMA cellular business in 31 provinces, autonomous regions and municipalities in the People’s Republic of China, the provision of international and domestic long distance calls, domestic telephone services, Internet services, data communications, and other related value-added telecommunications services. China Unicom has also established business organisations engaging in related international businesses in Hong Kong, the United States, Japan and Europe.

(B)	Telefónica is a leading integrated telecommunications company providing fixed and mobile services with presence in 25 countries. Telefónica is listed on the main international stock exchanges and its total customer base exceeds 261 million globally.

(C)	As at the date of this Agreement, Telefónica owns 1,278,403,444 shares in China Unicom, representing approximately 5.38% of China Unicom’s issued share capital.

(D)	China Unicom and Telefónica have conducted a series of business co-operation, and co-operative efforts in business personnel exchange, broadband Internet, roaming, mobile services and applications, 3G network roll-outs, international voice and data communications, national engineering laboratory projects, new product innovation and joint procurement which have been particularly effective and entered into a Business Co-operation Framework Agreement on 30 January 2009.

(E)	In order to strengthen the cooperation between China Unicom and Telefónica, apart from making mutual investment in the shares of each other, China Unicom and Telefónica also intend to agree on a co-operation and synergy program which is aimed at strengthening the business of each other by co-operation based on the network, business model and experience of each other.

(F)	China Unicom and Telefónica have agreed to enter into this Agreement in order to establish a strategic alliance and to set out certain terms and conditions relating to the implementation of such strategic alliance.

1.	INTERPRETATION

1.1	In this Agreement:

“Affiliate” means, with respect to either Party, any company that directly or indirectly, through one or more intermediaries, Controls or is Controlled by such Party or is under direct or indirect common Control with such Party;

“Agreement” shall mean this Strategic Alliance Agreement, as amended or supplemented from time to time;

“Applicable Laws” means, with respect to any person, any laws, rules, regulations, guidelines, directives, treaties, judgments, decrees, orders, decisions, rulings or notices of any Authority that are applicable to such person, and including without limitation, the Listing Rules;

“Area of Co-operation” means each of the areas listed in Clauses 2.1.1(a) to 2.1.1(g), 2.1.2 and 2.1.3, and any additional area agreed between the Parties pursuant to Clause 2.1.6;

“Authority” means with respect to any person, the relevant government, administrative or regulatory body (including the Hong Kong Stock Exchange or any other securities exchange or securities quotation system), any commission (including the Hong Kong Securities and Futures Commission) or court, tribunal, arbitrator or governmental agency or authority or department which has jurisdiction over such person, in each case whether federal, state, provincial, local or foreign;

“Board” means the board of directors of the relevant Party;

“Business Day” means a day other than Saturdays, Sundays or public holidays in Hong Kong, Beijing or Madrid;

“China Unicom Group” means China Unicom and its subsidiaries from time to time, and “China Unicom Group Company” means any member of the China Unicom Group;

“China Unicom Information” means the information, data, know-how and other materials provided by China Unicom to Telefónica for the purposes of this Agreement;

“Confidential Information” has the meaning given to it in Clause 5.1;

“Control” means the exercise or control of the exercise, whether directly or indirectly, of 30 per cent or more of the voting rights of a company at general meetings or the power to control the composition of a majority of the board of directors (or its equivalent) of a company and “Controlled” and “Controls” shall be construed accordingly;

“Co-operation Agreement” has the meaning given to it in Clause 2.2;

“Defaulting Party” has the meaning given to it in Clause 7.4;

“Disclosing Party” has the meaning given to it in Clause 5.1;

“Dispute” has the meaning given to it in Clause 8.2;

“HKIAC” has the meaning given to it in Clause 8.4;

“Hong Kong Stock Exchange” means The Stock Exchange of Hong Kong Limited;

“ICT Services” means information and communication technology services;

“Implementation Plan” has the meaning given to it in Clause 3.1;

“Intellectual Property Rights” shall include all rights in and in relation to any patent, trade mark, service mark, trade name, trade dress, domain name, design right, utility model, copyright (including without limitation computer software), layout design (topography) right, trade secrets, confidential information or all other intellectual proprietary, industrial or commercial right, whether registered or unregistered, and all applications for such rights, extensions, variations and renewals thereof in any part of the world;

“Listing Rules” means the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“MNCs” means a multinational customer, being a corporation with activity and interest in ICT Services in more than one country, being at least one of those countries within China Unicom’s footprint or Telefónica’s footprint;

“Parties” means China Unicom and Telefónica, and “Party” means either of them;

“PRC” means the People’s Republic of China;

“Project Leaders” has the meaning given to it in Clause 3.1;

“R&D” means research and development;

“Receiving Party” has the meaning given to it in Clause 5.1;

“RFP” means request for proposal;

“Rules” has the meaning given to it in Clause 8.3;

“Steering Committee” has the meaning given to it in Clause 3.2;

“Subscription Agreement” means the Subscription Agreement dated the date hereof entered into between the Parties relating to the investment in shares by each Party in the other;

“Telefónica Group” means Telefónica and its subsidiaries from time to time, and “Telefónica Group Company” means any member of the Telefónica Group; and

“Telefónica Information” means the information, data, know-how and other materials provided by Telefónica to China Unicom for the purposes of this Agreement.

1.2	In this Agreement, a reference to:
1.2.1	a person includes a reference to a physical individual or a legal entity;

1.2.2	a person includes a reference to that person’s legal personal representatives, successors and permitted assigns;

1.2.3	words importing the singular include the plural and vice versa; and

1.2.4	a Clause or Schedule, unless the context otherwise requires, is a reference to a clause of or schedule to this Agreement.
1.3	The headings in this Agreement shall not affect its interpretation.

2.	CO-OPERATION AND SYNERGY PROGRAM

2.1	Subject to Applicable Laws and to agreements entered into with third parties, China Unicom and Telefónica desire to co-operate in the following areas in order to achieve synergies in the operations of China Unicom and Telefónica (each, an “Area of Co-operation”):
2.1.1	Cooperation and Synergies:
(a)	Procurement: China Unicom and Telefónica shall evaluate the possibility of developing joint procurement initiatives including: (i) identifying equipment, products and services which can be managed by common procurement by sharing detailed information on models, descriptions, volumes, prices, timing and vendors; (ii) implementing single buying events for equipment, products and services, where applicable; (iii) aligning price and terms and conditions so as to put common offers to selected vendors; (iv) aligning procurement calendars and portfolios, where feasible; (v) jointly approaching selected vendors on areas such as the granting of exclusive rights over selected devices and aggregating minimum volume requirements and (vi) defining common specifications (marketing and technical) for sourced equipment, products and services.

(b)	Mobile service platforms: China Unicom and Telefónica will explore opportunities in order to: (i) create a single global platform for developers to encourage the creation of a wide range of mobile widgets; (ii) facilitate common mobile widget specifications, easy to use developers’ kits, distribution and payment mechanisms to ensure developers can roll out their products to customers in all of China Unicom’s and Telefónica’s respective footprint; (iii) share application folders and jointly work on evolving towards a single service delivery platform; (iv) create an open/collaborative environment to foster R&D for small applications that could generate high volume demand in the mobile and web spaces; (v) share information on business model and service strategy as an open platform provider; and (vi) align common strategies with respect to the mobile operating systems.

(c)	Service to MNCs: China Unicom and Telefónica will (i) grant each other the status of “Preferred Partner” for the provision of services to MNCs; (ii) analyze the possibility of jointly approaching identified MNCs for the provision of international services and intend to prescribe each other’s services locally, subject to such cooperation being technically feasible, competitive pricing and each Party’s service capability being comparable to other competitors in the relevant market; (iii) share information on global MNC customers and on services and products roadmap for MNCs; (iv) enter into discussions in order to jointly approach global RFPs for the provision of fixed and mobile services for MNCs and ensure best commercial and operational terms and conditions between Telefónica and China Unicom; and (v) in order to speed up the response time to the final MNC customers, designate a specific department which will be in charge of analyzing and setting up procedures to optimize pre-sales (quotations and service configuration), sales (joint negotiation with the customer) and post-sales (service management, trouble-ticketing, service provisioning);

(d)	Wholesale carriers: China Unicom and Telefónica will jointly explore mechanisms aimed at (i) sharing detailed information on international voice traffic, including volumes, routes and providers; (ii) increasing traffic exchange in each other’s network (internalization of traffic); (iii) increasing revenue and lowering costs of international voice traffic by aggregating traffic in third parties’ network (hubbing); (iv) sharing detailed information on both Parties’ global network footprint and roll out plans; (v) optimizing networks and correspondent costs through capacity swaps and joint investment, where applicable, and optimizing existing routes; and (vi) performing common purchase of capacity by aggregating both Parties’ demand for capacity in order to achieve price reduction.

(e)	Roaming: China Unicom and Telefónica will: (i) grant each other the status of “Preferred Roaming Partner”; (ii) consider the possibilities of maximizing the outbound traffic sent to each other’s network by means of traffic steering tools; (iii) exploit areas of cooperation in order to enhance the roaming services portfolio, and in particular, advanced value added services in GSM and WCDMA and consider developing the products that can fulfil the demands of the global markets; (iv) analyze joint approaches to third parties in order to increase geographical coverage and service portfolio; (v) consider jointly approaching and negotiating with other operators by aggregating both Parties’ offer and demand for roaming services; (vi) share information with each other on global roaming partners; and (vii) analyze ways to implement best practices concerning business processes and roaming business model, including subsequent processes, service offering and relevant operations.

(f)	Technology/R&D: China Unicom and Telefónica will analyze the possibility of co-operating in developing joint R&D initiatives. The Parties shall undertake reasonable efforts in order to perform joint approaches and technology strategies to future network standards and such other technology as China Unicom and Telefónica may agree from time to time, including future high speed networks and the future mobile generations, aimed at reaching a leading position in them. In addition, China Unicom and Telefónica will co-operate in order to (i) develop and promote joint specifications; (ii) establish working groups for sharing information on network structure, deployment roadmap and operating model; (iii) identify and share best practices for improving network efficiency, including thorough analysis both Parties’ key performance indicators; (iv) align technical specifications to maximize opportunities for saving in joint purchasing; (v) license, where advisable, to the other Party on a limited basis intellectual property rights developed by a Party; (vi) share results of finalized projects; and (vii) perform joint primary R&D projects.

(g)	International Business Development: China Unicom and Telefónica will further discuss the feasibility of co-operating in joint international business development.
2.1.2	Co-operation and Sharing of Best Practices:

China Unicom and Telefónica intend to share their respective best practices in relation to their operations, the benchmarking of their operation efficiency in product innovation, marketing and technology and analysis of opportunities for aligning product and services roadmaps, and any other areas as agreed between China Unicom and Telefónica from time to time in order to drive both efficiency improvement and revenue enhancement.

(a)	The benchmark exercise to drive efficiency will be based on a like-for-like comparison of identified business areas and related operational processes and their underlying cost structures, with the objective of identifying best efficiency practices, potential areas of learning and subsequent improvement.

(b)	In order to drive revenue generation, the benchmarking of product innovation, marketing and technology and analysis of opportunities for aligning product and services roadmaps set out in Clause 2.1.2 will be based on the sharing of detailed products and services roadmaps, with the objective of identifying and implementing initiatives that enhance revenue generation for either or both of the Parties.
2.1.3	Strategic Projects:

China Unicom and Telefónica will consider the opportunity of sharing and developing service strategies and potential joint execution of strategic projects, strengthen each other’s position towards network evolution, and jointly participating in international alliances and forums regarding the provision of telecommunications services and applications, such as standards and handsets, in order to enhance each other’s market influence.

2.1.4	Senior Management Exchange Program:

Each Party will send their respective mid to senior management personnel to the other Party to undertake appropriate tasks and duties as may be agreed between the Parties from time to time in order to enhance the mutual understanding and communication of each other’s operational practices and systems, management philosophy and innovation techniques.

2.1.5	Employee Training Program:

Each Party will send employees to the other Party to participate in training programs as may be agreed between the Parties from time to time to communicate skills and experience.

2.1.6	Others

In addition to the Areas of Co-operation identified above, China Unicom and Telefónica will co-operate in such other areas of operations as may be agreed between China Unicom and Telefónica from time to time.
2.2	Subject to Applicable Laws, China Unicom and Telefónica shall use reasonable efforts to negotiate in good faith and enter into definitive co-operation agreement(s) in relation to certain of the Areas of Co-operation to be agreed between the Parties (each, a “Co-operation Agreement”) in accordance with the Implementation Plan as agreed between the Parties pursuant to Clause 3.1.

3.	IMPLEMENTATION OF CO-OPERATION AND SYNERGY PROGRAM

3.1	Project Leaders and Implementation Plan:

Each of China Unicom and Telefónica will appoint a project leader for each Area of Co-operation in Clause 2.1 (“Project Leaders”). The Project Leaders for each Area of Co-operation shall meet as and when required and enter into good faith discussions aimed at agreeing the implementation plan of such Area of Co-operation (the “Implementation Plan”) and establishing working groups to implement the Implementation Plan.

3.2	Steering Committee: The Parties will establish a steering committee (“Steering Committee”) comprising one (1) senior management executive nominated by each Party who will meet as and when required to coordinate and facilitate the implementation of each Area of Co-operation.

3.3	Chairmen Meetings: The Chairman of each of China Unicom and Telefónica will meet on a regular basis to review the cooperation between China Unicom and Telefónica.

3.4	Joint Ventures:

3.4.1	China Unicom and Telefónica will consider the appropriateness for the formation of joint ventures for feasible projects in connection with the implementation of certain Areas of Co-operation.

3.4.2	In the event that the formation of any joint venture or the execution of any Co-operation Agreement and/or any agreement ancillary thereto requires any governmental, regulatory and/or shareholders’ approval on the part of either Party under the Applicable Laws, the Parties shall promptly consult with each other and shall cooperate in order to obtain the relevant governmental, regulatory and/or shareholders’ approval required under the Applicable Laws as soon as practicable.

4.	EXCHANGE OF INFORMATION

4.1	Telefónica agrees to provide the Telefónica Information to China Unicom and China Unicom agrees to provide the China Unicom Information to Telefónica for the purposes of the implementation of the co-operation contemplated in this Agreement in sufficient level of detail and within the timeline agreed in the Implementation Plan.

4.2	China Unicom agrees that the Intellectual Property Rights in all Telefónica Information remain vested in Telefónica or its licensor(s), as the case may be.

4.3	Telefónica agrees that the Intellectual Property Rights in all China Unicom Information remain vested in China Unicom or its licensor(s), as the case may be.

4.4	China Unicom represents and warrants that the China Unicom Information does not infringe any third party rights, and shall indemnify Telefónica against any liability incurred by Telefónica arising out of the proper use by Telefónica of the China Unicom Information.

4.5	Telefónica represents and warrants that the Telefónica Information does not infringe any third party rights, and shall indemnify China Unicom against any liability incurred by China Unicom arising out of the proper use by China Unicom of the Telefónica Information.

5.	CONFIDENTIALITY

5.1	In this Clause 5.1, “Confidential Information” means all confidential information related to the subject matter of this Agreement disclosed (whether in writing, orally or by another means and whether directly or indirectly) by a Party (the “Disclosing Party”) to the other Party (the “Receiving Party”) whether before or after the date of this Agreement including, without limitation, the Telefónica Information, the China Unicom Information and information relating to the Disclosing Party’s products, operations, processes, plans or intentions, product information, know-how, design rights, trade secrets, market opportunities and business affairs.

5.2	The Receiving Party shall keep strictly secret and confidential, and under no circumstances shall it use or disclose to or allow the use by any person or entity any Confidential Information unless disclosure or use of such information is expressly permitted under this Agreement or by the prior written consent of the Disclosing Party, provided that the Receiving Party shall be liable to the Disclosing Party for any breach of the confidentiality obligations provided for herein by the Receiving Party or by any person to whom the Receiving Party discloses the Confidential Information, including but not limited to the persons referred to in Clause 5.3.2.

5.3	Notwithstanding Clause 5.2, the confidentiality obligation shall not apply to:

5.3.1	any Confidential Information to the extent that it is in the public domain or came into the possession of the Receiving Party through an independent third party (other than by reason of a breach of this Clause 5.3.1 or any Applicable Law);

5.3.2	disclosure of Confidential Information to the Receiving Party’s Affiliates, agents, officers, professional advisers, consultants and employees, provided that such disclosure is on a “need to know” basis for the purpose of the performance and exercise of the Receiving Party’s obligations under this Agreement, and provided that the Receiving Party shall procure that each person to whom such disclosure is made is aware of the existence of this confidentiality obligation and complies with all the Receiving Party’s obligations of confidentiality under this Agreement as if it were a party to this Agreement;

5.3.3	the disclosure or making public (by way of announcement or otherwise) of Confidential Information by the Receiving Party to the extent required by any Authority; or

5.3.4	the disclosure or making public (by way of announcement or otherwise) of Confidential Information by the Receiving Party to the extent required by Applicable Laws,

provided that, in relation to a disclosure to relevant Authorities pursuant to Clause 5.3.3 or 5.3.4, the Receiving Party shall immediately notify the Disclosing Party upon receipt of a notice from the relevant Authority requiring disclosure (unless it is prohibited by law from doing so) and disclosure shall be limited only to the extent needed for compliance with such requirement.

5.4	Upon request of the Disclosing Party, within one month of the termination of this Agreement, the Receiving Party shall, and shall procure all third parties to whom the Receiving Party has disclosed Confidential Information relating to the Disclosing Party to, deliver to the Disclosing Party all Confidential Information relating to the Disclosing Party and all copies of all or any part of them (including electronic files) or destroy or delete such Confidential Information, and shall certify in writing to the Disclosing Party that none of the Confidential Information of the Disclosing Party and no copies or reproductions of all or part of them (including electronic files) have been retained by the Receiving Party or another person to whom such Confidential Information has been disclosed by the Receiving Party.

5.5	The confidentiality obligations provided for herein shall last until the first anniversary after the termination of this Agreement.

6.	UNDERTAKINGS, REPRESENTATIONS AND WARRANTIES

6.1	Each Party hereby undertakes, represents and warrants to the other Party that:

6.1.1	it has the full power, legal capacity and authority to enter into and perform its obligations under this Agreement; and

6.1.2	the execution, delivery and performance by it of this Agreement does not and will not result in a material breach of any provision in its memorandum or articles of association or other constitutional documents.

7.	EFFECTIVENESS

7.1	This Agreement shall come into effect from the date of signing of this Agreement by the Parties and, subject to Clauses 7.2 to 7.5, shall terminate on the third anniversary of the date of this Agreement, provided however that this Agreement shall be automatically renewed for one-year term unless either Party gives at least six months’ prior written notice to the other Party regarding its decision to terminate this Agreement.

7.2	This Agreement may be terminated by China Unicom in the event the Telefónica Group, directly or indirectly, sells, contracts to sell or otherwise disposes of shares in China Unicom that result in the Telefónica Group holding, directly or indirectly, in aggregate less than 5% of the issued share capital of China Unicom from time to time, by giving not less than 30 days’ prior written notice of termination to Telefónica.

7.3	This Agreement may be terminated by Telefónica in the event the China Unicom Group, following the completion of China Unicom’s acquisition of shares in Telefónica pursuant to the Subscription Agreement, directly or indirectly, sells, contracts to sell or otherwise disposes of shares in Telefónica that result in the China Unicom Group holding, directly or indirectly, in aggregate less than 0.5% of the issued share capital of Telefónica from time to time, by giving not less than 30 days’ prior written notice of termination to China Unicom.

7.4	This Agreement may be terminated by one Party giving not less than 30 days’ prior written notice of termination to the other Party (the “Defaulting Party”) where:
(a)	the Defaulting Party commits a material breach of this Agreement and either (i) the breach is not capable of being remedied or (ii) where the breach is capable of being remedied, the Defaulting Party does not remedy that breach within 30 days of the other Party sending it written notice requiring it to remedy the breach; or

(b)	the Defaulting Party commits a material breach of the Subscription Agreement.
7.5	This Agreement shall terminate with immediate effect when there occurs a change of Control of China Unicom, other than through an internal group restructuring.

7.6	The rights and obligations of the Parties under this Agreement shall lapse upon termination and be of no further effect, provided that termination of this Agreement shall be without prejudice to the rights of either Party accrued prior to termination.

7.7	This Agreement sets out the framework upon which both Parties will continue to carry on discussions regarding the implementation of business co-operation between both Parties.

7.8	The Parties acknowledge that in the event the implementation of any Area of Co-operation, or the execution of any Co-operation Agreement or any transaction or series of transactions to be entered into between any China Unicom Group Company with any Telefónica Group Company pursuant to the co-operation contemplated herein will subject either Party to any governmental, regulatory and/or shareholders’ approval requirements under the Applicable Laws, each Party shall promptly consult the other Party and both Parties shall use their all reasonable endeavours to obtain the necessary governmental, regulatory and/or shareholders’ approval as soon as practicable in order to further the implementation of the co-operation contemplated herein to the greatest extent possible.

8.	GOVERNING LAW AND DISPUTE RESOLUTION

8.1	This Agreement is governed by and shall be construed in accordance with the laws of Hong Kong.

8.2	Any dispute, controversy or claim arising from, out of or in connection with this Agreement, including any question regarding its existence, validity, interpretation, breach or termination (a “Dispute”) shall be determined in accordance with this Clause.

8.3	Any Dispute shall be referred to and finally resolved by arbitration under the UNCITRAL Arbitration Rules (the “Rules”) which Rules are deemed to be incorporated by reference into this Clause and as may be amended by the rest of this Clause.

8.4	The seat of arbitration shall be Hong Kong and the appointing authority shall be the Hong Kong International Arbitration Centre (the “HKIAC”). The language to be used in the arbitration proceedings shall be English.

8.5	The arbitration tribunal shall consist of three arbitrators, one of whom shall be appointed by Telefónica, the other of whom shall be appointed by China Unicom and the third presiding arbitrator shall be appointed by China Unicom and Telefónica jointly, or failing agreement between the Parties within 20 Business Days, by the HKIAC.

8.6	No person shall be nominated or appointed as an arbitrator under Clause 8.5 unless that person has substantial experience in the conduct of commercial disputes and is fluent in English.

8.7	The arbitration award shall be final and binding on the Parties from the day it is made and the Parties agree to be bound thereby and to act accordingly.

8.8	Judgment upon any award rendered by the arbitral tribunal may be entered in, and application for judicial confirmation, recognition or enforcement of the award may be made by or in, any court of competent jurisdiction, and each of the Parties irrevocably submits to the jurisdiction of such court for the purposes of this Clause 8 and for the confirmation, recognition or enforcement of any award rendered by the arbitral tribunal, whether in accordance with the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards 1958 or otherwise.

9.	COSTS

Each Party shall pay its own costs relating to the negotiation, preparation, execution and performance by it of this Agreement.

10.	GENERAL

10.1	If at any time any one or more of the provisions of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the Applicable Laws of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions hereof nor the legality, validity or enforceability of such provision under the Applicable Laws of any other jurisdiction, shall in any way be affected or impaired.

10.2	Nothing in this Agreement shall constitute or establish or be construed as constituting or establishing a partnership or a joint venture between the Parties for any purpose whatsoever.

10.3	Nothing in this Agreement shall constitute or establish or be construed as constituting or establishing any concert party relationship (within the meaning of the Hong Kong Code on Takeovers and Mergers) between China Unicom and its Affiliates and Telefónica and its Affiliates in respect of China Unicom.

10.4	This Agreement may be executed in any number of counterparts, each of which when executed and delivered is an original and all of which together evidence the same agreement.

11.	NOTICES

All notices required or contemplated by this Agreement from either of the Parties shall be in writing and in English. All notices delivered by airmail or facsimile shall be addressed to the Parties at their addresses set forth in this Clause, which addresses may be changed from time to time by notice delivered in accordance with this Clause.

China Unicom:

Address:	21 Jin Rong Street Xicheng District Beijing 100140 PRC

Attention:	Qi Ming Qiu

Fax:	+86 10 6625 9510

Telefónica:

Address:	24/F, North Tower, Kerry Centre No.1 Guanghua Road Chaoyang District Beijing PRC

Attention:	Mario Martin Gonzalez

Fax:	+86 10 8529 6865

12.	ASSIGNMENT

This Agreement is personal to the Parties. Neither Party may assign or transfer or purport to assign or transfer any of its rights or obligations under this Agreement except with the prior written consent of the other Party.

13.	GOVERNING LANGUAGE

This Agreement is drawn up in the English language and translated into the Chinese language. The Chinese language version of this Agreement is attached as Schedule 1 for reference only. In construing the intention of the Parties, the English version of this Agreement shall prevail over the Chinese language version.

SCHEDULE 1 : CHINESE TRANSLATION OF THIS AGREEMENT

EXECUTED by the Parties on the date and year stated above

SIGNED by Chang Xiaobing	)	/s/ Chang Xiaobing
for and on behalf of	)
CHINA UNICOM (HONG KONG) LIMITED	)

SIGNED by César Alierta	)
for and on behalf of	)
TELEFÓNICA S.A.	)	/s/ César Alierta